UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 33051 / March 22, 2018

BAIN CAPITAL SPECIALTY FINANCE, INC.	:
BCSF ADVISORS, LP	:
BAIN CAPITAL CREDIT, LP	:
BAIN CAPITAL CREDIT (AUSTRALIA), PTY. LTD	:
BAIN CAPITAL CREDIT (ASIA), LLC	:
BAIN CAPITAL INVESTMENTS (EUROPE) LTD	:
BAIN CAPITAL CREDIT, LTD.	:
BAIN CAPITAL CREDIT CLO ADVISORS, LP	:
AVERY POINT II CLO, LTD	:
AVERY POINT III CLO, LTD	:
AVERY POINT IV CLO, LTD	:
AVERY POINT V CLO, LTD	:
AVERY POINT VI CLO, LTD	:
NEWHAVEN II CLO, DESIGNATED ACTIVITY CO	:
RACE POINT IX CLO, LTD	:
RACE POINT X CLO, LTD	:
RACE POINT V CLO, LTD	:
RACE POINT VI CLO, LTD	:
RACE POINT VII CLO, LTD	:
RACE POINT VIII CLO, LTD	:
BAIN CAPITAL CLO PARTNERS, L.P.	:
SANKATY CREDIT OPPORTUNITIES (OFFSHORE MASTER) IV, LP	:
SANKATY CREDIT OPPORTUNITIES II, LP	:
SANKATY CREDIT OPPORTUNITIES III, LP	:
SANKATY CREDIT OPPORTUNITIES IV, LP	:
BAIN CAPITAL DISTRESSED & SPECIAL SITUATIONS 2013 (AIV I), L.P.	:
BAIN CAPITAL DISTRESSED & SPECIAL SITUATIONS 2013 (AIV II MASTER), L.P.	:
BAIN CAPITAL DISTRESSED & SPECIAL SITUATIONS 2013 (A), L.P.	:
BAIN CAPITAL DISTRESSED & SPECIAL SITUATIONS 2013 (A2 MASTER), L.P.	:
BAIN CAPITAL DISTRESSED & SPECIAL SITUATIONS 2013 (B), L.P.	:
BAIN CAPITAL DIRECT LENDING 2015 (L), L.P.	:
SDLF (L-A), LLC	:
BAIN CAPITAL DIRECT LENDING 2015 (U), L.P.	:
BAIN CAPITAL DISTRESSED & SPECIAL SITUATIONS 2013 (D), L.P.	:
BAIN CAPITAL HIGH INCOME FEEDER II, L.P.	:
BAIN CAPITAL HIGH INCOME FEEDER, LTD.	:
BAIN CAPITAL HIGH INCOME PARTNERSHIP, L.P.	:
BAIN CAPITAL CREDIT MANAGED ACCOUNT (CALPERS), L.P.	:
BAIN CAPITAL CREDIT MANAGED ACCOUNT (E), L.P.	:

BAIN CAPITAL CREDIT MANAGED ACCOUNT (NEWPORT MOBILE), L.P.   :
BAIN CAPITAL CREDIT MANAGED ACCOUNT (NZSF), L.P.   :
BAIN CAPITAL CREDIT MANAGED ACCOUNT (PSERS), L.P.   :
BAIN CAPITAL CREDIT MANAGED ACCOUNT (TCCC), L.P.   :
BAIN CAPITAL CREDIT MANAGED ACCOUNT (UCAL), L.P.   :
BAIN CAPITAL MIDDLE MARKET CREDIT 2010 (OFFSHORE II MASTER), L.P.   :
BAIN CAPITAL MIDDLE MARKET CREDIT 2010 (OFFSHORE MASTER), L.P.   :
BAIN CAPITAL MIDDLE MARKET CREDIT 2014, L.P.   :
BAIN CAPITAL MIDDLE MARKET CREDIT 2014 (A MASTER), L.P.   :
BAIN CAPITAL MIDDLE MARKET CREDIT 2014 (F), L.P.   :
BAIN CAPITAL MIDDLE MARKET CREDIT 2010, L.P.   :
BAIN CAPITAL CREDIT RIO GRANDE FMC, L.P.   :
BAIN CAPITAL SENIOR LOAN FUND (SRI), L.P.   :
BAIN CAPITAL SENIOR LOAN FUND PUBLIC LTD CO   :
BAIN CAPITAL SENIOR LOAN FUND, L.P.   :
WAREHOUSE FUNDING AVERY POINT VII, LLC   :
QUEENSCLIFF TRUST   :
BAIN CAPITAL CREDIT MANAGED ACCOUNT (CLO), L.P.   :
CAPE SCHANCK DIRECT LENDING TRUST   :
BAIN CAPITAL DISTRESSED & SPECIAL SITUATIONS 2016 (A), L.P.   :
BAIN CAPITAL DISTRESSED & SPECIAL SITUATIONS 2016 (B MASTER), L.P. :
BAIN CAPITAL DISTRESSED & SPECIAL SITUATIONS 2016 (B), L.P.   :
BAIN CAPITAL DISTRESSED & SPECIAL SITUATIONS 2016 (EU), L.P.   :
BAIN CAPITAL DISTRESSED & SPECIAL SITUATIONS 2016 (EU MASTER), L.P. :
BAIN CAPITAL DISTRESSED & SPECIAL SITUATIONS 2016 (F), L.P.   :
SANKATY CREDIT OPPORTUNITIES (F) EUROPE, L.P.   :
BAIN CAPITAL CREDIT MANAGED ACCOUNT (BLANCO), L.P.   :
BAIN CAPITAL CREDIT MANAGED ACCOUNT (FSS), L.P.   :
BAIN CAPITAL STRUCTURED CREDIT FUND, L.P.   :
BAIN CAPITAL SPECIAL SITUATIONS ASIA, L.P.   :
SANKATY CLO OPPORTUNITIES COINVESTMENT FUND, L.P.   :
BAIN CAPITAL DISTRESSED & SPECIAL SITUATIONS 2016 (G), L.P.   :
BAIN CAPITAL CREDIT CLO 2016-2, LTD   :
BAIN CAPITAL CREDIT CLO 2017-1, LTD   :
BAIN CAPITAL CREDIT CLO 2017-2, LTD   :
NEWHAVEN CLO, DESIGNATED ACTIVITY CO   :
RYE HARBOUR CLO, DESIGNATED ACTIVITY CO   :
CAVALRY CLO IV, LTD.   :
CAVALRY CLO V, LTD.   :
BAIN CAPITAL EURO CLO 2017-1, DESIGNATED ACTIVITY CO   :
BAIN CAPITAL EURO CLO 2017-2, DESIGNATED ACTIVITY CO   :
                                                                    :
200 Clarendon Street   :
37th Floor   :
Boston, MA   :
02116   :

.
.
.
GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND   :
GRIFFIN CAPITAL CREDIT ADVISOR, LLC   :
                                                                   :
Griffin Capital Plaza   :
1520 E. Grand Avenue   :
El Segundo, CA   :
90245   :
                                                                   :
(812-14766)   :

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Bain Capital Specialty Finance, Inc., et al. filed an application on April 20, 2017, and
amendments to the application on October 4, 2017 and February 20, 2018, requesting an order
under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-
1 under the Act that would permit certain joint transactions otherwise prohibited by sections
17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would supersede a prior
order[1] to permit certain business development companies and registered closed-end management
investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies
with each other and with affiliated investment funds.

On February 23, 2018, a notice of the filing of the application was issued (Investment Company
Act Release No. 33031). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

---

[1] *Bain Capital Specialty Finance, Inc., et al.*, Investment Company Act Release No. 32197 (July 29, 2016) (notice)
and 32226 (August 23, 2016) (order).

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Bain Capital Specialty Finance, Inc., et al. (File No. 812-14766) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary